Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 OCT 30 7:21

LINDEMANS
making life more enjoyable

03037003

15 October 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
RESULTS OF ANNUAL GENERAL MEETING AND PROXIES

We enclose herewith for filing copies of the above announcements that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

10/30

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

14 October 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

03 OCT 30 AM 7:21

Dear Sir

ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.3, attached hereto are the following, which will be delivered at the Annual General Meeting of shareholders of the Company today:-

1. Chairman's Address by Mr T B Finn
2. Managing Director and CEO's Address by Mr J C Ballard

These documents will also available on the Southcorp website at www.southcorp.com.au under the 'Shareholder Centre' tab following the meeting.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182

SOUTHCORP LIMITED
ANNUAL GENERAL MEETING – 14 OCTOBER 2003 AT 10.00AM

CHAIRMAN'S ADDRESS

The first item of business is my address - but before progressing further I would like to introduce:
Those who join me on the stage. On my right are:

- My fellow Directors, Deputy Chairman, Bob Oatley; Richard Warburton; Sandy Oatley; Helen Lynch; our President and Chief Executive Officer of The Americas, Tom Burnet; and one of two candidates for election, Ern Pope.

To my left are:

- Our Company Secretary and Chief General Counsel, Martin Hudson;
- Our Managing Director and Chief Executive Officer, John Ballard;
- Our Chief Financial Officer, Steve McClintock;
- Fellow Director Stephen Gerlach; and the second candidate for election to the Board, John Murphy.

I would also like to introduce the other members of our Executive Team: Adam Burck, newly appointed Chief Marketing Officer; Michael East, Managing Director Australasia; Jeffrey Wilkinson, President of our UK and European operations, Bill Clark, newly appointed Executive General Manager, Corporate Affairs and Investor Relations; Dale Calhoun, Executive General Manager, Human Resources; Chris Hancock, Executive General Manager, Industry and Government Relations; and the Executive General Managers responsible for the operational side of the business: Michael Christophersen, Operations; Stuart McNab, Viticulture and Grape Resources, and Peter Taylor, Winemaking. These

executives will be available after the meeting, should you wish to speak with them.

The last financial year was undoubtedly the most difficult and disappointing in the history of Southcorp. I have written to you during the year, in an effort to explain in some detail the problems we encountered and the steps we've taken and are taking, to restore our company to an acceptable level of performance.

Before proceeding to the formal business of the meeting, I propose to summarise the Company's results and the factors affecting them; I will remind you of the actions taken by the Board to correct the problems and I'll ask John Ballard to update you on the progress we are making and to tell you about his priorities and those he has assigned to his Executive Team, to rebuild our business. Of course, there will be an opportunity for you to ask questions and, at the end of the meeting, several of our winemakers, as well as the members of Board and the Executive Team, will be available to talk with you.

Clearly, our trading result for the 2003 Financial Year was unacceptable and I repeat the apology that I offered to you earlier this year.

Last year we recorded an EBITA (Earnings Before Income Tax and Amortisation) pre SGARA, of some $132.1 million dollars. This figure compares with $320.3 million in the prior year.

Given the significantly lower cash flow and margins, the Board took the decision to write off all the goodwill on the books – some $642 million – and to write-down $240 million in the value of the Rosemount Estate brand.

While under current Australian accounting standards a revaluation of the other brands held by the Company would have been allowable, and would have meant that the $240 million write-down would not have impacted profits, proposed changes to accounting standards arising from the introduction of International Accounting Standards would have required a restatement in the future.

Your Directors concluded that, given the imminent introduction of International Accounting Standards, it would not be appropriate to revalue the other brands, and then reverse the situation a year or two later.

The write-down of $882 million was the biggest contributor to the creation of a loss for 2003 of $922.9 million – compared to a profit in the previous year of $312.7 million.

Other Significant items totalled $95.3 million. Details of each of these items are listed in your Annual Report.

Net interest was $44.5 million, compared to $61.5 million last year, primarily reflecting lower borrowings.

The loss from Self-generating and Re-generating assets (SGARA) was $14.2 million, resulting from the drought, and from the lower market value of grapes.

The Income Tax credit of $18.3 million is after the write back for an over-provision of $20.2 million relating to previous years.

Your Directors have previously advised that there was no final dividend, and total dividend for the year was therefore 10cents, franked 80%, paid in July.

Earlier in the year, I wrote to you about the factors affecting our performance and I'd like to summarise them again:

Globally, Southcorp faced a challenging external environment, where several factors including some wine over-supply, a rising Australian currency and retailer consolidation, changed the industry dynamics.

But at the heart of it, the company had some major internal issues:

- Our cost base was too high.
- We had a less-than-effective organisational structure.
- Our sales and marketing strategies, particularly in the UK and Australia, were not working well.
- Relationships with key retailers in the UK and Australia were patchy AND
- Controls over promotional expenditure were poor, and promotions were not applied effectively enough.

You may recall that at the last Annual General Meeting the then Chairman, Rick Allert, while expressing optimism, indicated to shareholders that sales to that date, and margins, had been softer than expected and that performance over the Christmas trading period would have a significant influence on our results.

Following a detailed review of performance for December at a special Board meeting called for 21 January, the Board had its first tangible indication of the serious decline in the Company's financial performance.

We acted immediately and took urgent action:

- At the beginning of February, we asked for and received the resignation of Keith Lambert, the Chief Executive and I stepped into that role while we undertook a world-wide search for a replacement.

- At the same time, we commissioned an extensive review of the company, designed to ensure that Southcorp had the organisational and structural capabilities, and the right strategies, to correct the causes of our poor financial performance and re-establish the management systems needed to turn the Company around.

- By late March we announced the selection of John Ballard as the new Managing Director and CEO.

- In early April, we received the resignation of the company's Chief Financial Officer and appointed Steve McClintock, who was then a Partner in the international accounting firm, PricewaterhouseCoopers, to manage our financial affairs. Subsequently, after a world-wide search, Steve was formally appointed as Southcorp's Chief Financial Officer.

- John Ballard took up his appointment soon after, in late April and on 12 May we presented a market update that provided a factual account of the financial status of the Company, anticipating the annual result we announced on 2 September.

John has significant business experience and success in global marketing, retailer relationships and change management. Since his appointment, he has moved rapidly to put the right people, plans and programs in place to get the company back to growth and success.

Over the past five months, John has flattened the management structure, and all key positions now report directly to him; and he's reshaped the senior management team, with seven new appointments out of the twelve key positions.

In implementing the changes that came from the review initiated by the Board, John immediately put an end to trade loading, which had resulted in the trade being over-supplied with wine. This change means that our shipments are now closely linked to consumer demand and therefore, to what the trade can sell. John has slashed promotional expenditure, and what remains is now applied to achieve profitable sales. I'm also happy to report that John and his team have made immense strides in improving our critically important trade relationships.

In just a few minutes, I'll ask John to tell you himself about the actions he has taken and about his plans for the future.

Before doing so, there are some matters related to the Board that I'd like to discuss. As you'd expect, for the past nine months this company has been looking hard at every aspect of its structure and operation and we've not failed to focus on ourselves – the Directors of the company and the Board.

In May, with the involvement of a specialist consultant, we completed a review of the Board, focusing particularly on future needs. That review considered the skills needed; the time Directors need to devote to the affairs of the company; the value of having new board members able to bring fresh thinking; and the need to ensure a smooth transition as existing Directors retired.

I mention this because it was these considerations that led to the retirements of Dick Warburton and Don Argus.

In August, we announced that Don Argus and Dick Warburton would not be seeking rotational reappointment at today's AGM. Don's retirement from the Board took effect on 27 August and Dick's retirement occurs today.

Dick Warburton joined the Board of what was then SA Brewing Holdings Limited in June 1993, just prior to the Company becoming Southcorp Limited.

Over that time Dick has made a significant contribution to the Board and to the Company. Notwithstanding our recent difficulties, for most of Dick's time as a Southcorp Director, the Company delivered better than average returns to shareholders. Dick has been an active participant and insightful Board member who has done a great deal to help the Company and we will miss his advice and counsel.

Don Argus was elected to the Board in May 1999, and has been a valuable Director. Much of the work of any board, and Southcorp is no exception, takes place outside the framework of formal meetings and I can assure you that Don has been a great contributor to every aspect of the work of the Board. I hope you will join me in thanking Dick and Don and wishing them well for the future.

Today we will be recommending to shareholders that you appoint two new Directors, John Murphy and Ern Pope. I am delighted we have been able to attract two such capable and experienced individuals. In a few minutes I will talk further about them when their appointment is formally proposed, at which time they will speak to you themselves.

We will of course continue to review the composition of the board on a regular basis.

There is another important board matter I wish to mention.

In common with a number of other companies, we have decided that from today, retirement benefits for non-executive Directors will cease to accrue. Benefits accrued to date will be quarantined for payment to the existing Directors when they retire from the Board.

In the future, existing and new Directors will be eligible for superannuation based on company contributions in accordance with statutory requirements.

Unlike other companies, no increase in Directors' fees is contemplated as a result of the change.

At this point I will hand over to John Ballard who will describe the priorities and plans he is implementing and inform you about progress to date.

SOUTHCORP LIMITED
ANNUAL GENERAL MEETING – 14 OCTOBER 2003 AT 10.00AM

Ladies and Gentlemen, Good Morning.

As Brian has said, this has been a most difficult and disappointing year for our Company, which is both a great Australian company and a great South Australian company.

But I want to begin by saying what I have said before, that most of the Southcorp problems are commercial in nature and are therefore fixable ... Because, when you look at the fundamentals that made this company great, they are all still here.

What made this company great was dedication to the art of winemaking – a dedication that is best demonstrated by the winning of 1527 international and national awards in wine shows around the world this year – and generating a billion dollars in exports for Australia.

What made this company great was the attention to detail that goes into every aspect of winemaking and viticulture. And what made this company great was the best asset of all – an incredibly loyal and passionate workforce with a real desire to make the business succeed.

I believe that we are now applying that same dedication, attention to detail and passion to the commercial side of the business and, as a result, we will be able to realise the real potential of Southcorp and return value to you, the shareholder.

This morning I want to tell you what we've done since May, to turn around your company's earnings.

Secondly, I want to give you some idea of how we have traded since the beginning of the year and, finally, I want to discuss Project Veraison, which is the business improvement program

under which we've targeted at least 50 different under-performing areas, which – when dealt with – will help to restore Southcorp's potential.

When I joined Southcorp at the end of April, the Board had already conducted a full review and change had started. I undertook to take on the challenge of getting the organisational structure right; of tackling the issues around trade loading, including a re-assessment of product range and of our customer relationships, around sales and marketing strategy; to attack the cost base and to deal with issues such as onerous grape contracts.

These commercial issues were the primary reason for the lack of performance.

The changes we have made are well documented so, rather than go into great detail, I will give you an overview and if you require more detail, please feel free to ask me afterwards.

We had an organisational structure that had led to a silo mentality.

Since May we have radically reshaped the senior management team with seven new appointments out of my twelve direct reports.

Amongst the 64 top positions below those direct reports, 26 of them have changed this year. That's about 40% of positions.

Some of these changes involve the appointment of new people in key catalyst roles but, more importantly, many involve a new responsibility for existing Southcorp people who now have the freedom to make the full contribution of which they are capable.

For the first time we have all major strategic functions reporting directly to the CEO.

So I am a lot more comfortable with the quality and clarity of management.

Our global sales and marketing strategy, particularly in the UK, was a major issue. We have new Regional Marketing Directors in both Australia and the US, we have strengthened the UK and, at the centre, we appointed a highly-experienced Global Marketing Director, Adam Burck, in August.

We have formed Global Brand Teams composed of representatives from winemaking, marketing, operations and finance for each of our key brands. These teams are charged with ensuring a clear positioning for each of our brands and making sure that each brand retains its individual character whilst continuing to evolve.

Patchy customer relationships, poorly planned promotional expenditure, poor category management and inappropriate trading terms were areas of major concern.

As a result, the sales function has been substantially re-engineered within both the Australian and UK businesses.

Category management capability has been dramatically developed.

Trading terms have been re-negotiated with major customers.

Trade loading has ceased.

Promotional programs and controls have been re-written. Bonus deals ceased in May.

There is no doubt that our customer relationships are on a much sounder footing today than they were back in May and I am pleased to say this is starting to get some recognition in the marketplace.

And … Stock levels in market have been substantially reduced.

We entered fiscal 04 without a substantial inventory overhang although we do intend to continue to reduce distributor inventories in the US in the year ahead.

In the short time our new Chief Financial Officer, Steve McClintock, has been with us he has already brought the discipline and strategy we need to control expenditure and reduce the cost base.

Just as our customer relationships were a source of concern to me and have seen my personal involvement so, too, have our grower relationships.

Onerous and over-market-price contracts affect the entire industry and I am pleased that we are well on the way to fixing this problem.

Earlier this year, something like 30% of all grape tonnes were subject to over-market pricing.

We had some 39 fixed-price contracts that were the biggest contributors to over-market payments.

We have now re-negotiated most of these and estimate that probably only 5 will remain unresolved by the end of this year, and these will represent an insignificant share of total tonnes.

In addition to those contracts just mentioned, were the most concerning contracts – the so-called "onerous contracts" which were loss-making and for which we provided in the accounts at July 1, 2002.

Some of these have now lapsed and we've been working hard on the balance.

As at year-end we were able to write back to profit $8.5 million in connection with these contracts – a substantial achievement.

So in 2002 something like 20% of total grape payments were subject to over market pricing.

In 2003 that was reduced to 13% and my expectation is that this will drop further to 9% or less in 2004.

So those are the main areas on which we have been focusing to date and I am pleased to say that the effects are already being felt, very much for the positive.

Let me now turn to how the business is travelling in the first quarter. I will then explain a little about our major change project, which we have called Project Veraison, which is key to our future success.

The business at the end of the first quarter is travelling pretty much to our expectations. Australia is, in fact, a little ahead at this stage reflecting our significantly strengthened sales and marketing operations, and a substantial improvement in our relationships with key customers.

The UK and the USA are essentially on plan profit wise, although the pressures in overseas markets are causing us to be relatively conservative in our forecast volumes.

Following our year-end results presentation, analysts and brokers have been able to make reasonably consistent forecasts as to our likely result in the current year.

We feel the consensus of these forecasts is appropriate at this very early stage of the year.

I stress that this result will not be easy, there are many challenges and it will require a lot of hard work and commitment, qualities that I can assure you are not lacking in our management team.

These forecasts incorporate an improvement of 3% to 4% points in our margin as a result of Project Veraison, which I would now like to address.

Veraison is a viticultural term, well understood in our business. It refers to the initial period of ripening of the grapes, when they begin to transform, build sugar, colour up and build towards potential ripeness.

Veraison, of course, occurs every season.

So, as a project name associated with transformation, potential and a continuous process, it is a most appropriate name for our process of transforming your company into one of which we can all again be proud.

Most importantly, one in which shareholders will choose to remain long-term as the business again provides attractive returns. In August I told analysts and the media that this transformation was a journey, not an event.

It wasn't going to be easy and it wasn't going to be fast.

There is no single switch to turn on, or lever to pull. Our transformation will occur under Project Veraison, a comprehensive shake-up that has the immediate focus of turning around the company's earnings.

It is also about getting our business what I call "future fit", by addressing some key strategic issues.

A Project Veraison office has been established to oversee the entire journey. The Project Director, Paul Conroy, reports directly to me.

To date we have identified in excess of 50 performance improvement projects covering production (in the broadest sense), admin/finance and our end markets.

Each project has an Executive Committee level sponsor and an identified and accountable project leader.

One Veraison project, for example, has been the renegotiation of our South Australian gas and electricity contracts. This resulted in significant savings in the order of half a million dollars.

There are many, many more opportunities to do the same thing ... to look at discretionary costs ... to do things smarter and better.

Each project is scoped, costed, time-lined and a reporting format specified so that a monthly review of each project and the total program is available. A progress report is provided to the Southcorp Board on a monthly basis.

With the initial priority of turning around earnings there is inevitably an immediate focus on reducing costs, but Project Veraison is not about indiscriminately stripping costs out of the business for one-off gains.

We are aiming to right size the business for the long term – to get "fit for the future".

An important element of Veraison is realigning our culture to one that is driven by performance outcomes and personal accountability.

I've said already that there's plenty of passion and loyalty at Southcorp, in fact more than I have personally experienced in any other business. But we haven't truly got a culture where performance is adequately linked to pay and "thinking of a better way" is sufficiently encouraged and rewarded. We want a great work environment with a continuous improvement mentality, where

teams on every site have a disciplined approach to doing things better. It is here that I believe Project Veraison will make its greatest contribution.

Because, when you look at what made this company great in South Australia, you also see that innovation and pioneering spirit were a vital part of that.

In closing, I want to give you two examples of the sort of spirit that will return Southcorp to where it should be:

At our Waltons vineyard in the Barossa the team there has created a tremendous example of a high-quality vineyard, which combines low-operating costs with ecological responsibility.

The vineyard is laid out according to soil profile and irrigation application is sorted by soil type and grape variety. The vineyard has interspersed natural vegetation to mitigate any possible problems of dry land salinity, the dams are lined and we planted only the best clones and use the most appropriate trellis systems. The vineyard is fully drip-irrigated, drawing supply from the BIL system.

We are further investigating supplementing this supply with recycled water from the Nuri Winery. The first two crops have produced exceptional Penfolds wines.

In our Bordertown Vineyard again in South Australia we have been co-developing, with the French tractor company Pellenc, a two-row mower that is an amazing piece of machinery. It not only mows two rows at once – for significant cost savings – but it self-adjusts to clear the vines. This project and the Waltons Vineyard, demonstrate to me that the innovation, dedication and passion to do better, are still with us today.

Ladies and Gentlemen, in closing I would like to restate that this is a terrific Australian company with wonderful wine brands equal to or better than any in the world.

The situation in which Southcorp found itself, in the last financial year was NOT caused by our great wine-makers, our grape growers; or the vast majority of our dedicated and highly-skilled people around the world; nor was it caused by our retailers or by the millions of consumers around the world.

This is a company with a proud tradition of succeeding, and with your help we will succeed again.

Thank you.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

14 October 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

03 OCT 30 AM 7:21

Dear Sir

ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, we advise that the resolutions contained in the attached copy of the Notice of Meeting and put to the Annual General Meeting of the Company held today, were passed.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

Southcorp Limited
ABN 80 007 722 643
403 Pacific Highway
Artarmon NSW 2064
Australia

Tel: +61 2 9465 1000
Fax: +61 2 9465 1100

ORDINARY BUSINESS

1. Annual Reports and Accounts

To receive and consider the Directors' Report, Financial Statements and Auditors' Report for the year ended 30 June 2003.

2. Election of Directors

(a) To elect as a Director of the Company Mr T P Burnet who, having been appointed by the Directors in accordance with Article 106 of the Company's Constitution, retires in accordance with Article 107 of the Company's Constitution and, being eligible, offers himself for election.

(b) To elect as a Director of the Company, Mr J W Murphy who has been recommended for election by the Directors in accordance with Article 104 of the Company's Constitution, and, being eligible, offers himself for election.

(c) To elect as a Director of the Company Mr E J J Pope who has been recommended for election by the Directors in accordance with Article 104 of the Company's Constitution, and, being eligible, offers himself for election.

SPECIAL BUSINESS

3. Re-election of Director

To consider and, if thought fit, to pass the following resolution as a special resolution:

"That Mr R I Oatley, who is 75 years of age, be re-appointed as a Director of the Company in accordance with Article 109(1) of the Company's Constitution, to hold office until the conclusion of the next Annual General Meeting of the Company".

4. Grant of Options to Managing Director

(a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That approval be and is hereby given for all purposes under the Listing Rules of Australian Stock Exchange Limited for:

(i) the grant of options to Mr John Charles Ballard to subscribe for up to 2,000,000 fully paid ordinary shares in the capital of the Company exercisable at $3.36 per share, being the weighted average price per share of the Company's shares on the ASX over the five trading days before 20 March 2003 (the date that the Company announced the proposed appointment of Mr Ballard), subject to and in accordance with the terms of the Managing Director Share Option Deed, a copy of which was set out in the notice of the meeting at which this resolution was considered; and

(ii) the allotment to Mr Ballard of up to 2,000,000 fully paid ordinary shares in the capital of the Company, upon the valid exercise of the options described in paragraph (i), subject to and in accordance with the terms of the Deed referred to in that paragraph."

(b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That approval be and is hereby given for all purposes under the Corporations Act, including for the purposes of Section 208 of the Corporations Act, to permit the Company to enter into the Managing Director Share Option Deed, a copy of which was set out in the notice of the meeting at which this resolution was considered, pursuant to which Mr John Charles Ballard will be granted options to subscribe for up to 2,000,000 fully paid ordinary shares in the capital of the Company, exercisable subject to and in accordance with the terms of that Deed."

5. Grant of Options to Executive Director

(a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That approval be and is hereby given for all purposes under the Listing Rules of Australian Stock Exchange Limited for the allotment to Mr Thomas Palmer Burnet of up to 250,000 fully paid ordinary shares in the capital of the Company, upon the valid exercise of options with respect to those shares granted (in accordance with the terms of the Southcorp Executive Share and Option Plan) prior to his becoming a Director of the Company".

(b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That approval be and is hereby given for all purposes under the Listing Rules of Australian Stock Exchange Limited for:

(i) the grant of options to Mr Burnet to subscribe for up to 500,000 fully paid ordinary shares in the capital of the Company in two equal tranches of 250,000 options each, exercisable at the weighted average price per share of the Company's shares on the ASX over the five trading days before the date the particular tranche of options is granted, subject to and in accordance with the terms of the Executive Director Share Option Deed, a copy of which was set out in the notice of the meeting at which this resolution was considered; and

(ii) the allotment to Mr Burnet of up to 500,000 fully paid ordinary shares in the capital of the Company, upon the valid exercise of the options described in paragraph (i), subject to and in accordance with those terms of the Deed referred to in that paragraph."

(c) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That approval be and is hereby given for all purposes under the Corporations Act, including for the purposes of Section 208 of the Corporations Act, to permit the Company to enter into the

Executive Director Share Option Deed, a copy of which was set out in the notice of the meeting at which this resolution was considered, pursuant to which Mr Thomas Palmer Burnet will be granted options to subscribe for up to 500,000 fully paid ordinary shares in the capital of the Company, exercisable subject to and in accordance with the terms of that Deed."

14 October 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

APPOINTMENT OF DIRECTORS

We advise that Messrs J W Murphy and E J J Pope were today appointed as Directors of the Company pursuant to ordinary resolutions passed by shareholders at the Annual General Meeting held in Adelaide and that Mr R I Oatley was today re-appointed a Director of the Company pursuant to a special resolution passed by shareholders at the AGM.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

15 October 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

PROXY VOTING SUMMARY

Pursuant to Sections 251AA(2) and 251AA(3) of the Corporations Law, please find attached a summary of the proxies voted by shareholders in relation to each of the resolutions at the Company's AGM, held yesterday.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

1. *To receive the Annual Reports and Accounts*

❑ Votes where the proxy directed to vote 'for' the motion	278,787,362
❑ Votes where the proxy was directed to vote 'against' the motion	2,930,952
❑ Votes where the proxy may exercise a discretion how to vote	31,697,656
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was: 3,277,801
The motion was carried on a show of hands as an ordinary resolution

2. (a) To elect Mr T P Burnet as a Director

❑	Votes where the proxy directed to vote 'for' the motion	276,073,946
❑	Votes where the proxy was directed to vote 'against' the motion	8,350,103
❑	Votes where the proxy may exercise a discretion how to vote	31,514,612

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was: 1,787,496
The motion was carried on a show of hands as an ordinary resolution

2. (b) To elect Mr J W Murphy as a Director

❑	Votes where the proxy directed to vote 'for' the motion	275,229,766
❑	Votes where the proxy was directed to vote 'against' the motion	5,532,090
❑	Votes where the proxy may exercise a discretion how to vote	31,562,661

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was: 3,002,981
The motion was carried on a show of hands as an ordinary resolution

2. (c.) To elect Mr E J J Pope

❑	Votes where the proxy directed to vote 'for' the motion	271,122,442
❑	Votes where the proxy was directed to vote 'against' the motion	4,647,658
❑	Votes where the proxy may exercise a discretion how to vote	31,686,187

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was: 7,873,611
The motion was carried on a show of hands as an ordinary resolution

3. To re-elect Mr R I Oatley as a Director

The motion was carried as a special resolution on a poll, the details of which are:

❑	The number of votes cast for the motion was	299,710,300
❑	The number of votes cast against the motion was	19,733,952
	In addition the number of votes which abstained from voting was	1,742,826

4. (a) To approve the grant of options to Mr J C Ballard

The motion was carried as an ordinary resolution on a poll, the details of which are:

❑	The number of votes cast for the motion was	264,776,255
❑	The number of votes cast against the motion was	49,163,572
	In addition the number of votes which abstained from voting was	3,900,897

4. (b) To approve the Company entering into the Managing Director Share Option Deed with Mr J C

The motion was carried as an ordinary resolution on a poll, the details of which are:

❑	The number of votes cast for the motion was	264,313,893
❑	The number of votes cast against the motion was	49,511,889
	In addition the number of votes which abstained from voting was	4,067,376

5. (a) To approve the allotment of shares to Mr T P Burnet on the exercise of options previously

The motion was carried as an ordinary resolution on a poll, the details of which are:

❑	The number of votes cast for the motion was	264,386,595
❑	The number of votes cast against the motion was	49,122,323
	In addition the number of votes which abstained from voting was	4,353,706

5. (b) To approve the grant of options to Mr T P Burnet

The motion was carried as an ordinary resolution on a poll, the details of which are:

❑	The number of votes cast for the motion was	263,444,407
❑	The number of votes cast against the motion was	50,152,269
	In addition the number of votes which abstained from voting was	4,327,454

5. (c.) To approve the Company entering into the Executive Director Share Option Deed with Mr T P

The motion was carried as an ordinary resolution on a poll, the details of which are:

❑	The number of votes cast for the motion was	263,347,513
❑	The number of votes cast against the motion was	50,217,778
	In addition the number of votes which abstained from voting was	4,320,542

15 October 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
ANNUAL GENERAL MEETING – RETIREMENT OF DIRECTOR, APPENDIX 3X AND APPENDIX 3Z

We enclose herewith for filing copies of the above announcements that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au

Penfolds
AUSTRALIA'S MOST FAMOUS WINE

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

15 October 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

03 OCT 30 AM 7:21

Dear Sir

RETIREMENT OF DIRECTOR

As initially announced to the market on 27 August 2003, Mr R F E Warburton did not seek re-election at the Annual General Meeting of the Company held yesterday in Adelaide. He therefore retired from the Board of Directors at the conclusion of the meeting.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

15 October 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

FINAL NOTICE OF DIRECTOR'S INTERESTS

Pursuant to Listing Rule 3.19A.3, enclosed please find an Appendix 3Z – Final Notice of Director's Interests for Mr R F E Warburton, who retired from the Board of the Company at the conclusion of the Company's Annual General Meeting yesterday.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHCORP LIMITED**
ABN	**80 007 722 643**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Richard Francis Egerton WARBURTON
Date of last notice	8 January 2002
Date that director ceased to be director	14 October 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Teampass Pty Ltd	16,613 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

15 October 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

INITIAL NOTICE OF DIRECTOR'S INTERESTS

Pursuant to Listing Rule 3.19A.1 and Section 205G(3)(a) of the Corporations Act, enclosed please find an Appendix 3X – Initial Notice of a Director's Interests – for the following Directors who were elected by shareholders to the Board at the Company's Annual General Meeting, held yesterday in Adelaide:

Mr J W Murphy ; and
Mr E J J Pope

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHCORP LIMITED**
ABN	**80 007 722 643**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John William MURPHY
Date of appointment	14 October 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **Nil**	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOUTHCORP LIMITED**
ABN	**80 007 722 643**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest John James POPE
Date of appointment	14 October 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **Nil**	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.